

Mail Stop 3030

August 31, 2016

<u>Via E-mail</u>
Michael P. Oliver
President and Chief Executive Officer
SpectraScience, Inc.
11568 Sorrento Valley Rd., Suite 11
San Diego, California 92121

      Re: **SpectraScience, Inc.**
               Preliminary Information Statement on Schedule 14C
               Filed August 16, 2016
               File No. 000-13092

Dear Mr. Oliver:

      We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

<u>Security Ownership of Certain Beneficial Owners and Management, page 2</u>

1.   Please include in your filing a table identifying the owners of your Series AA Super Voting Stock as required by Item 403 of Regulation S-K.

2.   Provide us your analysis of how you obtained approval of the "Consenting Stockholders" consistent with Regulation 14A.

3.   Please file a Form 8-K to provide disclosure required by Items 3.02 and 5.01 related to your issuance of the Series AA Super Voting Stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Otto Sorensen, Esq.